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                                                                 EXHIBIT (a)(10)

[LETTERHEAD OF ZERO CORPORATION]

FOR IMMEDIATE RELEASE                    NEWS RELEASE
---------------------                    CONTACT: George Daniels
                                                  Vice President/CFO
                                                  (800) 423-3868


                ZERO CORPORATION ANNOUNCES PRELIMINARY RESULTS
                         OF DUTCH AUCTION TENDER OFFER

     LOS ANGELES, CALIFORNIA, March 1, 1996 -- ZERO Corporation (NYSE/PSE:ZRO) announced today that its Dutch Auction tender offer which commenced on February 1, 1996 expired at 12:00 midnight (New York City time) on February 29, 1996. Pursuant to the tender offer ZERO and Electronic Solutions, a wholly owned subsidiary of ZERO, offered to purchase for cash up to 4,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of ZERO at a price not greater than $18.00 nor less than $15.75 per share. Based on a preliminary count by the depositary for the tender offer, approximately 5,656,700 shares of Common Stock were tendered pursuant to the tender offer. ZERO and Electronic Solutions expect to purchase the 4,000,000 shares of Common Stock they offered to purchase pursuant to the tender offer, at an expected purchase price of $18.00 per share.

     Since the total number of shares tendered at or below a purchase price of $18.00 per share exceeded the number of shares that ZERO and Electronic Solutions expect to accept for purchase, the number of shares actually purchased from each tendering Stockholder will be prorated based on the proration method described in the Offer to Purchase of ZERO and Electronic Solutions. The preliminary proration factor is approximately 71 percent. The final purchase price, exact number of shares to be purchased and the final proration factor will be determined upon final review of the validity of all tender documentation, which is expected to be completed in approximately one week.

     Payment for shares properly tendered and accepted will be made as promptly as practicable following the determination of the final results of the tender offer.

     On January 30, 1996, the last full New York Stock Exchange trading day prior to ZERO's announcement of its intent to make the tender offer, the closing price of the Common Stock was $15.25. The closing price of the Common Stock on February 29, 1996, the last full New York Stock Exchange trading day prior to the expiration of the tender offer, was $17.75.

     The shares that ZERO and Electronic Solutions expect to purchase in the tender offer represent approximately 25 percent of the 16,107,976 shares outstanding immediately prior to the commencement of the tender offer. After the purchase of the shares pursuant to the tender offer, ZERO will have approximately 12,116,000 shares of Common Stock outstanding.
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     PaineWebber Incorporated acted as the dealer manager for the tender offer.

     ZERO Corporation primarily serves the electronics industry. ZERO is a leading designer, manufacturer and marketer of engineered products to enclose, cool and protect electronic equipment. ZERO also serves the air cargo industry and produces the famous line of ZERO Halliburton(R) cases for consumers worldwide.

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               ZERO Corporation, 444 South Flower, Suite 2100,
                      Los Angeles, California 90071-2922